As filed with the Securities and Exchange Commission on June 10, 2015

Registration No. 333-203163

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-11

FOR REGISTRATION

Under

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Seritage Growth Properties

(Exact Name of Registrant as Specified in Its Governing Instruments)

Seritage Growth Properties

3333 Beverly Road

Hoffman Estates, Illinois 60179

(847) 286-2500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert A. Riecker

c/o Sears Holdings Corporation

3333 Beverly Road

Hoffman Estates, Illinois 60179

(847) 286-2500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Kristin M. Coleman, Esq. Senior Vice President, General Counsel and Corporate Secretary Sears Holdings Corporation 3333 Beverly Road Hoffman Estates, Illinois 60179 (847) 286-2500	Daniel A. Neff, Esq. Robin Panovka, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale to the public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-203163

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-11 is being filed for the sole purpose of filing a revised exhibit to the Registration Statement (Reg. No. 333-203163) to correct a typographical error.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.	Financial Statements and Exhibits.

(B) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit

23.5	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hoffman Estates, State of Illinois, on this 10th day of June, 2015.

SERITAGE GROWTH PROPERTIES

By:	/s/ Benjamin Schall
Benjamin Schall
Chief Executive Officer and President

No other person is required to sign this post-effective amendment in reliance upon Rule 478 under the Securities Act of 1933, as amended.

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